

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 14, 2011

Via Facsimile ((215) 963-5001) and U.S. Mail

Timothy Maxwell, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

> **Re:** **Eurand N.V.**
> **Schedule 14D-9/A filed January 13, 2011**
> **SEC File No. 005-82904**

Dear Mr. Maxwell:

We have limited our review of the filing to those issues we have addressed in our comments.

Schedule 14D-9/A

Additional Information – Projected Financial Information, page 38

1. We note your response to prior comment 4 and we reissue it. As you state in your response, the disclosure of projections is not required by Item 1015 of Regulation M-A as it relates to Schedule 14D-9; thus, the reference to the C&DI is unrelated. We also disagree with your policy argument and your reading of Rule 100(a)(3) of Regulation G. Thus, revise your disclosure to provide the reconciliation required by Rule 100(a) of Regulation G.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

> Sincerely,
>
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions